DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/9/2005



1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA
9. SOLE DISPOSITIVE POWER

NA______________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

457,593

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.00%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

108,500

8. SHARED VOTING POWER

17,500
9. SOLE DISPOSITIVE POWER

238,723
______________________________________________________

10. SHARED DISPOSITIVE POWER
218,870

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

457,593

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.0%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

218,870

8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

0
______________________________________________________

10. SHARED DISPOSITIVE POWER
218,870

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

218,870

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.26%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________





The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned on May 19, 2005. This Amendment No.4 amends the Schedule 13D as specifically set forth.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
The filing persons have given notice of their intent at the 2006 annual meeting to (i) submit a proposal requesting that the Board of Directors promptly take the steps necessary to open end the Fund or otherwise enable shareholders to realize net asset value for their shares and (b) nominate five persons as Class I directors. The filing persons have also requested to meet with management to discuss how to (a) avoid a proxy contest and (b) end the shareholder lawsuits to which the Fund is a party.


Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the proxy statement filed on February 7, 2005 there were 4,157,116.63 shares outstanding as of January 12 , 2005. The percentage set forth in this item (5a) was derived using such number.

a. The total number of shares owned by Bulldog Investors, Mr. Phillip Goldstein and Mr. Andrew Dakos is 457,593 shares or 11.00%. Mr.Goldstein is deemed to be the beneficial owner of 457,593 shares of NRL or 11.00% of the outstanding shares. Mr. Dakos is deemed to be the beneficial owner of 218,870 shares of NRL or 5.26% of the outstanding shares

b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 238,723 shares and jointly with Mr. Dakos for 218,870 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 108,500 shares and jointly for 17,500 shares. Mr. Dakos has the sole power to vote 218,870 shares.

c. During the last sixty days the following shares of common stock were purchased, unless previously reported (there were no sales):


11/10/05           2000 @ 21.95
11/4/05            1900 @ 21.1
                   2100 @ 21.09
11/2/05            2000 @ 21.2
                   700 @ 21.05


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2005

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name: Andrew Dakos